March 18, 2009

Ms. Jennifer Monick
Senior Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Home Solutions of America,Inc. Items 4.01 and 4.02 Form 8-K Filed February 12. 2009 File No. 1-31711

Dear Ms. Monick,

This letter is furnished by Home Solutions of America, Inc., a Delaware corporation (“HSOA” or the “Company”), in response to the comment letter of the Securities and Exchange Commission (the “SEC”) dated February 13, 2009, which was addressed to V. Chase McCrea III, the Company’s Interim Chief Financial Officer.

This letter responds to each of the comments set forth in your February 13, 2009 letter on behalf of the Company. For your convenience, the numbered paragraphs below correspond to those in the February 13, 2009 comment letter, and your comments have been presented in boldface italics.

1. When you engage a new independent accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

The Company intends to file a new Form 8-K that complies with Item 304(a)(2) of Regulation S-K as soon as a new independent accounting firm is formally engaged. The Company’s Audit Committee has had preliminary discussions with a new independent accounting firm and the new firm has submitted a formal engagement letter to the Audit Committee. No current employees of the Company have been in communication with the new firm, no one from the Company has signed the engagement letter as of the time of this writing nor has the Company paid the retainer required by the new firm. The Company believes that members of the Audit Committee have had preliminary discussions with the potential new auditors regarding the revenue recognition issues that were the source of the dispute with the Company’s previous independent accounting firm. No one from the Company has been a party to those discussions.

1340 Poydras Street Suite 1800
New Orleans, LA 70112
Phone (504)962-5700 Fax (504)962-5701

2. Please revise your filing to include a description within Item 4.02 of the information provided by your auditors that caused them to conclude that your previously issued consolidated financial statements for the quarterly periods ending March 31, 2006, June 30, 2006 and September 30, 2006 and for the year ending December 31, 2006 should not be relied upon. Further, to the extent their conclusion is due to the revenue recognition issued discussed within Item 4.01, please elaborate on your description of this issue.

Item 4.02(b)(3) of the 8-K rules requires “a brief description of the information provided by the accountant.” The Company believes the disclosure complies with the requirements of Item 4.02(b)(3) via reporting the reason for the resignation of the Company’s independent auditors in Item 4.01. Further, the Company respectfully notes that the independent accountant agreed with the statements made by the Company in response to this Item 4.02 disclosure. Please see Item 4.02(c)(2) and the Independent Accountants Letter, Exhibit 99.1 to Form 8-K.

The Company believes the disclosures made in Item 4.01 and Item 4.02 satisfy the disclosure requirements of Item 4.01 and Item 4.02 of Form 8-K.  Further the Company believes that the staff request to repeat part of the Item 4.01 disclosure in Item 4.02 would place undue emphasis on the auditors position and contrary to SEC guidance regarding plain English and specifically redundant statements.  Finally, we note that these disclosures are together on one page and total 24 lines of text.  This unity of disclosure on one page allows investors to easily review and consider inter related Item 4.01 and Item 4.02 disclosures

3. We note that you are evaluating your auditor’s notification. Please tell us your timeline for your evaluation of whether the accounting treatment was a departure from U.S. GAAP.

As noted in our filing, the Company’s management and Audit Committee is in the process of reviewing the transaction referenced by the auditors. The Company would like to conclude as soon as possible but the Company intends to solicit the input of whoever it retains as its independent accounting firm to assist it in ascertaining whether the transaction is, in fact, a departure from GAAP. The Company does not believe it currently has the resources necessary to make the decision regarding a departure from GAAP without some consultation. Accordingly, the Company cannot render a decision until such time as it retains a new independent accounting firm. The Company does not currently have the capital necessary to retain a potentially new independent accounting firm.

1340 Poydras Street Suite 1800
New Orleans, LA 70112
Phone (504)962-5700 Fax (504)962-5701

Please do not hesitate to contact us with additional questions or comments.

Sincerely,

/s/ V. Chase McCrea III
V. Chase McCrea III
Interim — Chief Financial Officer,
Home Solutions of America, Inc.

1340 Poydras Street Suite 1800
New Orleans, LA 70112
Phone (504)962-5700 Fax (504)962-5701